Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0278 F: +1 202.637.3593 payamsiadatpour@ eversheds-sutherland.com

April 9, 2024

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Varagon Capital Corporation – Preliminary Proxy Statement on Schedule 14A

Dear Madam or Sir:

On behalf of Varagon Capital Corporation, we are filing a Preliminary Proxy Statement on Schedule 14A pursuant to the rules and regulations of the Securities Exchange Act of 1934, as amended.

Please call me at (202) 383-0278 or Sara Sabour Nasseri at (202) 383-0806 if you have any questions or comments regarding the foregoing.

Sincerely,

/s/ Payam Siadatpour

cc:	Sara Sabour Nasseri, Esq., Eversheds Sutherland (US) LLP

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